 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Henry, Jerry L. (Last) (First) (Middle) 411 108th Avenue NE, 15th Floor (Street) Bellevue, WA 98004-515 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 19, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Puget Energy, Inc.   PSD
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Sr. V.P. Energy Efficiency & Customer Service of PSE
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common	215	D
Common	7,247	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Henry, Jerry L. - February 19, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
LTIP	12/31/2003 | 12/31/2003	Common - 1,926	$0.00 (1)	D
LTIP	12/31/2004 | 12/31/2004	Common - 1,433	$0.00 (1)	D
LTIP	12/31/2005 | 12/31/2005	Common - 1,866	$0.00 (1)	D
PSE Deferred Compensation Plan (2)		Common - 3,589	$0.00 (3)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Jerry L. Henry ________________________________ 02-24-2003 ** Signature of Reporting Person Date Page 2

Henry, Jerry L. - February 19, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Puget Energy, Inc. PSD

Form 3 - February 2003

Jerry L. Henry
411 108th Avenue NE, 15th Floor

Bellevue, WA 98004-515
Explanation of responses:

(1)   LTIP share grants under the Puget Energy Long-Term Incentive Plan for Officers and Key Employees. LTIP Shares are paid in Puget Energy stock when vested in an amount ranging from zero to 175% of LTIP Share Grants.
(2)   Phantom share units deferred in the Puget Sound Energy Deferred Compensation Plan.
(3)   One common share will be received for each stock unit.

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